DARIOHEALTH CORP.

9 Halamish Street

Caesarea Industrial Park

3088900, Israel

June 22, 2017

Via EDGAR

Amanda Ravitz, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	DarioHealth Corp. (the “Company”)

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed May 25, 2017

File No. 333-209002

Dear Ms. Ravitz:

The purpose of this letter is to respond to your oral comment of June 12, 2017 to our counsel regarding the above-referenced registration statement (the “Registration Statement”).

On March 3, 2016, the Securities and Exchange Commission (the “Commission”) declared the Registration Statement effective, and on March 8, 2016, the Company delivered securities subject to the Registration Statement to investors in the related offering (the “Offering”). Certain of the securities registered by the Registration Statement were shares of the Company’s common stock underlying warrants issued in the Offering.

On May 25, 2017, the Company filed Post-Effective Amendment No. 1 to the Registration Statement to include the information contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 that was filed with the Commission on March 22, 2017, to cover the sale of the shares of the Company’s common stock issuable from time to time upon exercise of such warrants that remain unexercised.

On June 12, 2017, you advised our counsel that the sale of certain of the shares of common stock and certain of the shares of common stock underlying warrants issued in the Offering may not have been properly registered with the Commission and that the sales of such securities may have violated Section 5 of the Securities Act of 1933, as amended (the “Securities Act”).

The Company acknowledges the Commission’s comment and believes that the sale of approximately 55,555 shares of common stock and approximately 255,555 shares of common stock underlying warrants sold in the Offering may have been inadvertently sold in violation of Section 5 of the Securities Act. Accordingly, the Company may be subject to rescission offer liabilities or other potential contingent liabilities to the purchasers of those securities. The Company notes that no purchaser has asserted any claim for damages and that claims for rescission must generally be brought within one year of the violation. Furthermore, none of the warrants have been exercised to date and all of the warrants are currently out of the money. As a result, any analysis of potential liability is merely speculative and the Company is unable to determine the amount, if any, of potential liability as a result of these sales. Based on the Company’s current financial condition, the Company believes that the amount, if any, of potential liability for rescission or other contingent liabilities would not be material to its financial condition.

Because the Company is unable to accurately estimate its potential liability, the Company intends to file Post-Effective Amendment No. 2 to the Registration Statement to reflect the reduced number of shares of common stock underlying warrants that were properly registered by the Registration Statement and intends to add to Post-Effective Amendment No. 2 to the Registration Statement the following risk factor:

We may be subject to claims for rescission or damages in connection with certain sales of shares of our securities.

In March 2016, the Securities and Exchange Commission declared effective a registration statement that we filed to cover the sale of shares of common stock and shares of common stock underlying warrants. A small portion of the sales of common stock and shares of common stock underlying warrants may not have been made in accordance with Section 5 of the Securities Act of 1933, as amended. Accordingly, the purchasers of those securities may have rescission rights or be entitled to damages. However, claims for rescission must generally be brought within one year of the violation and therefore are likely time barred. The amount of such liability, if any, is uncertain. In the unlikely event that we are required to make payments to investors as a result of these unregistered sales of securities, our liquidity could be negatively impacted.

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We appreciate your comment. Please call our counsel, Oded Har-Even, (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

DarioHealth Corp.

By: /s/ Zvi Ben David
Name: Zvi Ben David
Title: Chief Financial Officer